        DELTIC TIMBER CORPORATION

(870) 881-9400	210 EAST ELM (71730) P O BOX 7200 EL DORADO, AR 71731-7200

June 10, 2014

Mr. Alfred Pavot

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Deltic Timber Corporation

December 31, 2013 Form 10-K filed March 5, 2014

March 31, 2014 Form 10-Q filed May 2, 2014

File No. 1-12147

Dear Mr. Pavot:

We have considered your comments related to the review of Deltic Timber Corporation’s annual report on Form 10-K for year ended December 31, 2013 as filed on March 5, 2014 and our quarterly report on Form 10-Q for quarter ended March 31, 2014 as filed on May 2, 2014. We offer the following responses to such comments.

December 31, 2013 Form 10-K

Comment (1): In future filings, please expand the critical accounting policy disclosure on page 38 to clearly identify the specific positive and negative evidence you considered in assessing the recoverability of the 424 acres of commercial real estate referenced on page 25. In this regard we note that there were no sales of commercial acreage in 2012 or 2013. Your disclosure should also quantify the carrying value of this asset so readers can assess the materiality of this asset. Address also the “commercial sites” referenced on page 11. See Section 501.14 of the Financial Reporting Codification.

Response: We will comply in future filings.

We will add disclosures in our Critical Accounting Policies and Estimates related to “Investment in Real Estate Held for Development and Sale” consistent with the following:

U.S. Securities & Exchange Commission

“Since sales of commercial real estate acreage are both unpredictable and sporadic, assessment of the recoverability of the investment in this acreage is considered routinely by the Company. However, Deltic Timber’s residential and commercial acreage held for development and sale both consist of lands primarily composed of former legacy timberland in which the Company has a relatively low cost basis, such that sales of commercial real estate acreage and residential lots have historically yielded gross margins of approximately 83 percent and 45 percent, respectively. Based on the level of the gross margin percentage realized on commercial acreage previously sold, the Company estimates that sales prices for commercial acreage would have to decline substantially for there to be a possibility of an impairment of the investment in this asset. The difference in the gross margin percentages realized for commercial real estate acreage and residential lot sales is primarily attributable to the fact that direct development cost of a specific tract is typically incurred by the buyer/developer for commercial acreage but by Deltic for residential lots. In addition to the positive margins earned on its prior commercial acreage sales, information utilized by the Company in assessing the recoverability of its commercial real estate acreage held for sale includes listed prices for commercial sites and sales prices for commercial acreage sale transactions in the area reported in local business publications. The indirect infrastructure required to develop residential lots for sale is shared by the commercial acreage held for sale and as such, we allocate the costs incurred in the Chenal Valley development among all properties based on their estimated net realizable value. Due to this allocation process, which is updated annually, costs are not differentiated between commercial and residential property for purposes of reporting carrying value. However, based on historical percentages of costs allocated to commercial acreage sold, the carrying value of our commercial acreage approximates $22,115,000. With the current percentage of gross margin realized on sales of commercial acreage, the estimated fair value of this asset is substantially in excess of its carrying value.”

In regard to the commercial sites referenced on Page 11, we use the terms commercial acreage, commercial tracts, commercial property, and commercial sites interchangeably in our disclosures and all these terms refer to the same assets held for sale. We will utilize consistent terminology in future filings.

March 31, 2014 Form 10-Q

Comment (2): Note 5 indicates that you paid approximately $60 million in 2014 to acquire fee timber. We understand that fee timber represents the value of acquired trees that will be processed as lumber, similar to raw materials inventory. We further note that this asset is held for sale in that it will ultimately be physically transferred to your customers as a function of your woodlands and manufacturing revenue generating activities. Please explain why the fee timber acquisition has not been classified as an operating activity on your Statements of Cash Flows consistent with ASC 230-10-45-17.

Response: As stated in the Critical Accounting Policies and Estimates section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations related to “Timber and Timberlands”, as well as in the notes to the consolidated financial statements of Item 8. Financial Statements and Supplementary Data in Note 1—Significant Accounting Policies related to “Timber and Timberlands” in our annual report on Form 10-K

Securities & Exchange Commission

for the year ended December 31, 2013, Deltic Timber classifies its timberlands and the fee timber growing on these lands as either (1) strategic or (2) non-strategic. The Company considers these timberland assets to be “productive assets” as defined and referred to in ASC 230-10-45-13c. since these assets are held for, and used in, the production of goods in future periods. Therefore, since its inception as a publicly traded company, Deltic Timber has viewed all acquisitions of strategic timberland, and the related fee timber, as capital expenditures, and therefore, an investing activity in its Consolidated Statements of Cash Flows. Any pine fee sawtimber harvested from these lands is taken to the Company’s sawmills to be processed into lumber before these manufactured products are classified as an inventory item and available for sale. The Company does not classify any portion of its fee timber as inventory in its current assets. As stated in Note 1 – Significant Accounting Policies related to “Timber and Timberlands”, “The Company has legacy hardwood and other acreage which cannot be harvested for conversion in Company sawmills, reforested as pine plantations, or managed efficiently using modern silviculture methods either due to size of the tract or lack of proximity to other Deltic fee timberlands. These timberlands have been identified as non-strategic and/or higher and better use timberlands and are expected to be sold over time. The Company considers these asset sales to be an operating activity of its Woodlands segment.”

To better clarify this accounting treatment in future filings, Deltic Timber will report timber and timberland acquisitions requiring cash that are considered to be strategic separately from its other capital expenditures requiring cash in its Consolidated Statements of Cash Flows. In addition, we will add further explanation in our notes to the consolidated financial statements for both Note 1—Significant Accounting Policies related to “Timber and Timberlands” and Note 5—Timber and Timberland consistent with the following:

“We invest in and hold strategic fee timber as a “productive asset” and any expenditure to acquire such timber and timberlands is included in and classified as an investing activity on our Consolidated Statements of Cash Flows.”

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities & Exchange Commission

If you have any questions or desire further explanations, please call me at (870) 881-6432.

Very truly yours,

/s/ Kenneth D. Mann

Kenneth D. Mann

Vice President, Treasurer,

And Chief Financial Officer